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SEC FILE NUMBER
333-144472

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Topspin Medical, Inc.
Full Name of Registrant

Former Name if Applicable
25 Lechi

Address of Principal Executive Office (Street and Number)
Bnei-Brak, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Topspin Medical, Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended September 30, 2011 within the prescribed period without unreasonable effort and expense due to the management of the Company devoting considerable time and resources to negotiating and completing various transactions, as a result of which the Company holds approximately 20% of the issued and outstanding capital stock of Metamorefix Ltd. ("Metamorefix"), an Israeli company and seeking to further, through additional transactions, the Company`s holdings in Metamorefix . The management’s efforts related to evaluating the financial impact of such additional transactions on the Company’s financial position have required a significant amount of management time and other Company resources that normally would be devoted to the preparation of the Form 10-Q and related matters.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Uri Ben-Or		972-9-7442440
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

s
Yes ☑ No ☐

For the reasons stated in Part III of this Form 12b-25, the Company’s financial statements for the fiscal quarter ended September 30, 2011 remain subject to review and further analysis at this time. As such, the Company cannot make a reasonable estimate of the changes in results of operations from the fiscal quarter ended September 30, 2010 to the fiscal quarter ended September 30, 2011 which will be reported in its Form 10-Q.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Topspin Medical, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2011	By	/s/ Uri Ben-Or
Name: Uri Ben-Or
Title: Chief Financial Officer